UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-11098
Solectron Corporation
(Exact name of registrant as specified in its charter)
847 Gibraltar Drive
Milpitas, California 95035
(408) 956-6500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.001 par value per share
3.25% Liquid Yield Option Notes due 2020 (“3.25% Notes”)
2.75% Liquid Yield Option Notes due 2020 (“2.75% Notes”)
4.0% Liquid Yield Option Notes due 2019 (“4.0% Notes”)
0.5% Convertible Senior Notes due 2034 (“0.5% Notes”)
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	Common Stock — 0 3.25% Notes — 14 2.75% Notes — 25 4.0% Notes — 0 0.5% Notes — 13
     Pursuant to the requirements of the Securities Exchange Act of 1934, Solectron Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 17, 2007	By:	/s/ Carrie L. Schiff

	Name:	Carrie L. Schiff
	Title:	Secretary and Treasurer